FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 27, 2015

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Third Quarter 2015 Financial Results” dated October 27, 2015.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2015 Results”, dated October 27, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 27, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports Net Profit of NT$3.38 billion for Third Quarter 2015

Issued by: AU Optronics Corp.
Issued on: October 27, 2015

Hsinchu, Taiwan, October 27, 2015–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the third quarter of 2015(1).

Consolidated revenues in the third quarter of 2015 were NT$89.30 billion, down 3.3% from the previous quarter. Gross profit was NT$9.15 billion, with a gross margin of 10.2%. Operating profit was NT$3.39 billion, with an operating margin of 3.8%. AUO’s net profit for the third quarter of 2015 was NT$3.38 billion. Net profit attributable to owners of the Company was NT$3.46 billion, with a basic EPS(2) of NT$0.36.

For the first nine months of 2015, AUO reported consolidated revenues of NT$276.90 billion. Net profit was NT$13.08 billion, with a basic EPS(2) of NT$1.36.

In the third quarter of 2015, large-sized panel(3) shipments exceeded 26.34 million units, up by 5.8% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 48.71 million units, an increase of 1.4% quarter-over-quarter.

AUO’s unaudited consolidated results for the third quarter of 2015 were highlighted as below:

•	Revenues of NT$89.30 billion

•	Operating profit of NT$3.39 billion

•	Net profit of NT$3.38 billion

•	Basic EPS(2) of NT$0.36

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News Release

•	Operating margin was 3.8%

•	EBITDA(4) margin was 16.7%

•	Operating margin of Display Segment was 4.4%

•	EBITDA(4) margin of Display Segment was 17.5%

Looking back to the third quarter, AUO’s revenue declined by 3.3% quarter-over-quarter due to decline of panel prices. AUO has proactively responded to the challenges with diversified product portfolios, and has dynamically adjusted its capacity allocation. As a result, AUO’s operating profit margin and EBITDA margin still achieved 3.8% and 16.7%, respectively. In addition, the Company continues to strengthen AUO’s financial structure to counter industry fluctuations. As a result, the Company's net debt to equity ratio was further lowered to 19.7%, the lowest since 2009.

Stepping into the fourth quarter, AUO faces the challenges from both the traditional slow season for the display panel industry and the macroeconomic uncertainties. AUO will accelerate the development of new products for next year, and lay a foundation for its ability to capture orders and for its manufacturing capabilities next year. AUO expects to bring in fresh momentum through the organizational structure optimization and the brand new management arrangements. At the same time, AUO hopes the new management team can lead the Company to surpass scale competition in the industry, aiming to build long-term competitiveness in value-creation.

(1) All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the third quarter of 2015 and the first nine months of 2015 were calculated based on the weighted average outstanding shares of the first nine months of 2015 (9,624 million shares).

(3) Large size refers to panels that are 10 inches and above in diagonal measurement.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.4 inches to 85 inches. Based on its

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News Release

profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2015. AUO generated consolidated revenues of NT$408.18 billion in 2014. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 24th, 2015.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

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Item 2

AU Optronics Corp.

Third Quarter 2015 Results Investor Conference

• The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations.

• Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

• Beginning on January 1, 2013, we have adopted the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) to the extent endorsed by the ROC Financial Supervisory Commission (“FSC”) (“Taiwan IFRS”) for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Large size refers to panels that are 10 inches and above

AU OPTRONICS CORP.

CONSOLIDATED COMPREHENSIVE INCOME STATEMENT

For the Three Months Ended September 30, 2015 and 2014 and June 30, 2015

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

		Year over Year Comparison					Sequential Comparison
	3Q 2015		% of	3Q 2014	YoY	3Q 2015		% of	2Q 2015	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,708	89,299	100.0	106,886	(16.5)	2,708	89,299	100.0	92,303	(3.3)
Cost of Goods Sold	2,430	80,151	89.8	91,507	(12.4)	2,430	80,151	89.8	80,451	(0.4)
Gross Profit	277	9,148	10.2	15,379	(40.5)	277	9,148	10.2	11,853	(22.8)
Operating Expenses	174	5,755	6.4	6,602	(12.8)	174	5,755	6.4	5,507	4.5
Operating Profit	103	3,393	3.8	8,777	(61.3)	103	3,393	3.8	6,346	(46.5)
Net Non-Operating Income (Expense)	16	515	0.6	(1,209)	－	16	515	0.6	(400)	－
Profit before Income Tax	119	3,909	4.4	7,568	(48.4)	119	3,909	4.4	5,947	(34.3)
Income Tax Expense	(16)	(529)	(0.6)	(268)	97.4	(16)	(529)	(0.6)	(1,516)	(65.1)
Net Profit	102	3,379	3.8	7,300	(53.7)	102	3,379	3.8	4,431	(23.7)

Other Comprehensive Income (Loss)	78	2,566	2.9	1,001	156.4	78	2,566	2.9	(1,128)	－
Total Comprehensive Income	180	5,945	6.7	8,301	(28.4)	180	5,945	6.7	3,303	80.0
Net Profit Attributable to:
Owners of Company	105	3,463	3.9	7,332	(52.8)	105	3,463	3.9	4,495	(23.0)
Non-controlling Interests	(3)	(84)	(0.1)	(32)	160.3	(3)	(84)	(0.1)	(64)	29.9
Net Profit	102	3,379	3.8	7,300	(53.7)	102	3,379	3.8	4,431	(23.7)
Total Comprehensive Income Attributable to:
Owners of Company	178	5,864	6.6	8,114	(27.7)	178	5,864	6.6	3,555	65.0
Non-controlling Interests	2	82	0.1	187	(56.5)	2	82	0.1	(252)	－
Total Comprehensive Income	180	5,945	6.7	8,301	(28.4)	180	5,945	6.7	3,303	80.0
Basic Earnings Per Share	0.01	0.36		0.76		0.01	0.36		0.47
Basic Earnings Per ADS(3)	0.11	3.60		7.62		0.11	3.60		4.67
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.98 per USD as of September 30, 2015

(3) 1 ADS equals 10 common share

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

September 30, 2015 and 2014

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

		September 30, 2015		September 30, 2014		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,332	76,915	17.1	75,414	16.4	1,502	2.0
Notes & Accounts Receivables	1,330	43,874	9.7	50,756	11.0	(6,882)	(13.6)
Other Current Financial Assets	511	16,848	3.7	4,764	1.0	12,084	253.7
Inventories	1,155	38,099	8.5	35,287	7.7	2,812	8.0
Other Current Assets	155	5,102	1.1	6,088	1.3	(986)	(16.2)
Total Current Assets	5,483	180,838	40.2	172,308	37.4	8,529	4.9
Long-term Investments	429	14,159	3.1	13,884	3.0	275	2.0
Net Fixed Assets	6,570	216,670	48.1	237,696	51.6	(21,025)	(8.8)
Other Assets	1,167	38,501	8.6	36,503	7.9	1,998	5.5
Total Assets	13,650	450,168	100.0	460,391	100.0	(10,223)	(2.2)
LIABILITIES
Short-term Borrowings	56	1,836	0.4	677	0.1	1,160	171.4
Accounts Payable	2,013	66,385	14.7	75,896	16.5	(9,511)	(12.5)
Current Installments of Long-term Borrowings	1,476	48,691	10.8	45,107	9.8	3,584	7.9
Current Installments of Bonds Payable	17	566	0.1	0	0.0	566	－
Current Financial Liabilities	10	320	0.1	377	0.1	(57)	(15.1)
Accrued Expense & Other Current Liabilities	978	32,263	7.2	29,430	6.4	2,833	9.6
Machinery and Equipment Payable	180	5,936	1.3	4,681	1.0	1,255	26.8
Total Current Liabilities	4,730	155,997	34.7	156,167	33.9	(170)	(0.1)
Long-term Borrowings	2,062	68,008	15.1	90,539	19.7	(22,531)	(24.9)
Bonds Payable	0	0	0.0	15,416	3.3	(15,416)	(100.0)
Non Current Financial Liabilities	0	11	0.0	1	0.0	10	951.4
Other Long-term Liabilities	365	12,046	2.7	9,503	2.1	2,543	26.8
Total Long-term Liabilities	2,428	80,064	17.8	115,458	25.1	(35,394)	(30.7)
Total Liabilities	7,158	236,062	52.4	271,626	59.0	(35,564)	(13.1)
EQUITY
Common Stock	2,918	96,242	21.4	96,242	20.9	0	0.0
Capital Surplus	1,822	60,098	13.4	59,459	12.9	639	1.1
Retained Earnings	874	28,815	6.4	15,549	3.4	13,267	85.3
Other Equity	174	5,725	1.3	3,545	0.8	2,180	61.5
Non-Controlling Interests	704	23,226	5.2	13,971	3.0	9,255	66.2
Total Equity	6,492	214,107	47.6	188,766	41.0	25,341	13.4
Total Liabilities & Equity	13,650	450,168	100.0	460,391	100.0	(10,223)	(2.2)

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.98 per USD as of September 30, 2015

(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended September 30, 2015 and 2014

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	Nine Months 2015		Nine Months 2014
	USD	NTD	NTD
Cash Flow from Operating Activities:
Profit before Income Taxes	474	15,629	12,047
Depreciation & Amortization	1,128	37,204	43,387
Share of Profit of Equity-Accounted Investees	(13)	(433)	(343)
Changes in Working Capital	(501)	(16,537)	(9,179)
Changes in Others	25	822	(392)
Net Cash Provided by Operating Activities	1,112	36,685	45,520
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	0	0	417
Acquisition of Property, Plant and Equipment	(591)	(19,504)	(13,919)
Proceeds from Disposal of Property, Plant and Equipment	26	869	888
Acquisition of Financial Assets Carried at Cost	(0)	(1)	(2)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	3	97	1,146
Decrease(Increase) in Other Financial Assets	4	148	(143)
Increase in Intangible Assets	(9)	(301)	(18)
Decrease(Increase) in Other Assets	(0)	(4)	64
Net Cash Used in Investing Activities	(567)	(18,696)	(11,567)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	44	1,455	(2,781)
Decrease in Long-term Borrowings and Bonds Payable	(793)	(26,137)	(30,812)
Increase(Decrease) in Guarantee Deposits	1	31	(94)
Cash Dividends and Cash Distributed from Capital Surplus	(146)	(4,812)	(1,444)
Changes in Non-Controlling Interests and Others	161	5,299	119
Net Cash Used by Financing Activities	(733)	(24,165)	(35,011)
Effect of Exchange Rate Changes on Cash	34	1,125	159
Net Decrease in Cash and Cash Equivalents	(153)	(5,050)	(899)
Cash and Cash Equivalents at Beginning of Period	2,485	81,965	76,312
Cash and Cash Equivalents at End of Period	2,332	76,915	75,414

Note:	(1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.98 per USD as of September 30, 2015